Exhibit (6)(e)

                      STATE STREET RESEARCH FINANCIAL TRUST
                              One Financial Center
                        Boston, Massachusetts 02111-2690


                                                          November 27, 1998

State Street Research
 Investment Services, Inc.
One Financial Center
Boston, Massachusetts   02111-2690

Gentlemen:

         This letter is to confirm to you that State Street Research Financial Trust (the "Trust"), has created a new series of shares to be known as State Street Research IntelliQuant Portfolios: Small-Cap Value (the "Fund"), which is currently authorized to be issued in five classes (Class A shares, Class B(1) shares, Class B shares, Class C shares and Class S shares), and that pursuant to the Distribution Agreement between the Trust and you (the "Agreement"), you will serve as distributor and principal underwriter of the Fund (which shall be deemed a "Fund" under the Agreement) with respect to the sale of its shares and each class thereof, including any additional classes as may be established from time to time. Shares of each class of the Fund will be sold at the "net asset value per share" of the Fund plus any applicable sales charge in accordance with the then current prospectus and statement of additional information of the Fund, as from time to time amended.

         Please indicate your acceptance of the above in accordance with the terms of the Agreement by signing this letter as indicated below.

        The term "State Street Research Financial Trust" means and refers to the Trustees from time to time serving under the First Amended and Restated Master Trust Agreement dated June 1, 1993 ("Master Trust Agreement") as the same may subsequently thereto have been, or subsequently hereto may be, amended. It is expressly agreed that the obligations of the Trust hereunder shall not be binding upon any of the Trustees, shareholders, nominees, officers, agents or employees of the Trust as individuals or personally, but shall bind only the trust property of the Trust, as provided in the Master Trust Agreement of the Trust. The execution and delivery of this Agreement have been authorized by the Trustees of the Trust and signed by a duly authorized officer or assistant officer of the Trust, acting as such, and neither such authorization nor such execution and delivery shall be deemed to have been made individually or to impose any personal liability, but shall bind only the trust property of the Trust as provided in its Master Trust Agreement. The Master Trust Agreement of the Trust provides, and it is expressly agreed, that each Fund of the Trust shall be solely and exclusively responsible for the payment of its debts, liabilities and obligations, and that no other fund shall be responsible for the same.

                                       STATE STREET RESEARCH
                                       FINANCIAL TRUST


                                       By: /s/ Gerard P. Maus
                                           --------------------
                                           Gerard P. Maus
                                           Treasurer



ACCEPTED AND AGREED TO:

STATE STREET RESEARCH
 INVESTMENT SERVICES, INC.



By: /s/ C. Troy Shaver, Jr.
    --------------------------
    C. Troy Shaver, Jr.
    President and Chief Executive Officer